25002904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66968

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 13 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.E. PRIVATE CLIENT, LTD.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

790 NORTH MAIN STREET
(No. and Street)

PROVIDENCE	RI	02904
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK HANSEN	508-930-8434	MARKHANSEN764@GMAIL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE #220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

1/10/2006	2560
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HANSEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.E. PRIVATE CLIENT, LTD., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Steven Mulhall NOTARY PUBLIC STATE OF RHODE ISLAND

Signature: [signature]

Title: PRESIDENTM

[signature] ex. 07-02-28
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.E. PRIVATE CLIENT, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of N.E. Private Client, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client, Ltd. as of December 31, 2024, the related statements of operations, changes in equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client, Ltd. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client, Ltd.'s auditor since 2016.

Norwood, Massachusetts

February 24, 2025

N. E. Private Client, Ltd.
Statement of Financial Condition
December 31, 2024

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS			
Cash	$ 130,444	$ -	$ 130,444
12b(1) fees receivable	-	84,877	84,877
Commissions receivable	2,425	-	2,425
Other Assets	-	7,374	7,374
TOTAL CURRENT ASSETS	132,869	92,251	225,120
TOTAL ASSETS	$ 132,869	$ 92,251	$ 225,120

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES			
State Income Taxes Payable	$ 25,000	$ -	$ 25,000
TOTAL CURRENT LIABILITIES	$ 25,000	$ -	$ 25,000
LONG TERM LIABILITIES			
STOCKHOLDER'S EQUITY			
Common Stock, $.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	$ 1	-	$ 1
Additional paid in capital	99,999	-	99,999
Retained earnings	7,869	92,251	100,120
TOTAL STOCKHOLDER'S EQUITY	107,869	92,251	200,120
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 132,869	$ 92,251	$ 225,120

The accompanying notes are an integral part of these financial statements

N. E. Private Client, Ltd.
Statement of Operations
For The Year Ended December 31, 2024

REVENUE		
Mutual Fund Commissions	$	64,019
12b-1 Fees		508,042
Total Revenue		572,061
EXPENSES		
General and administrative		16,113
Taxes		7,128
Licenses, dues, and registration		10,917
Professional fees		13,697
Payroll expenses		117,019
Total operating expenses		164,874
INCOME BEFORE INCOME TAXES		407,187
State Income Taxes		25,000
NET INCOME	$	382,187

The accompanying notes are an integral part of these financial statements

N. E. Private Client, Ltd.
Statement of Changes in Shareholder's Equity
For The Year Ended December 31, 2024

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholders Equity
Balance as of December 31, 2023	$ 1	$ 99,999	$ 466,261	$ 566,261
Net income			382,187	382,187
Distributions	-	-	(748,328)	(748,328)
Balance at December 31, 2024	$ 1	$ 99,999	$ 100,120	$ 200,120

The accompanying notes are an integral part of these financial statements

N. E. Private Client Advisors, Ltd.
Statement of Cash Flows
For The Year Ended December 31, 2024

Cash flows from operating activities	
Net Income	$ 382,187
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	33,683
(Increase) decrease in other assets	(5,763)
Increase (decrease) in accrued expenses	(3,663)
Net cash provided by operating activities	$ 406,444
Cash flows from financing activities	
Distributions to shareholder	(748,328)
Net cash used for financing activities	(748,328)
Net Increase (Decrease) in Cash	(341,884)
Cash beginning of year	472,328
Cash end of year	$ 130,444

The accompanying notes are an integral part of these financial statement:

N.E. Private Client, Ltd.
Notes to Financial Statements
December 31, 2024

1. Nature of Operations:

N.E. Private Client, Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Rhode Island and was formed in 2004. The Company does not carry security accounts for customers or perform custodial functions relating to client securities.

2. Summary of Significant Accounting Policies:

Revenue Recognition

Fees are earned mostly in the form of 12b-1 fees and commissions on customer purchases of mutual funds. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive 12b-1 fees paid by the fund up front, over time, upon the investor's exit from the fund (that is a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does nor believe that it can overcome this constraint until market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods

Cash and Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2024 there were no cash equivalents.

Income taxes

Under the provisions of Subchapter S of the Internal Revenue Code, the company does not pay federal corporate income taxes. Instead, the shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit on his individual tax return.

2. Summary of Significant Accounting Policies (continued):

Accounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2024. Management provides for an allowance for doubtful accounts based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful accounts at December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

3. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule(Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of December 31, 2024 the Company had a net capital requirement of $5,000.

As of December 31, 2024 the Company had net capital of $107,869, which was $102,869 in excess of the required net capital. The Company had a ratio of aggregate indebtedness to net capital of .2318% at December 31, 2024.

4. Segment Reporting:

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, agency transactions in mutual funds.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

4. Segment Reporting (continued):

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the agency. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The company derives revenue primarily from North America. The company's chief decision maker is the company's president.

5. Subsequent Events:

The Company has evaluated events occurring after December 31, 2024, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through February 24, 2025, which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

N.E. PRIVATE CLIENT, LTD.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2024

N.E. Private Client, Ltd.
COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

N.E. Private Client, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of N.E. Private Client, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N.E. Private Client, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which N.E. Private Client, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)1 (exemption provisions) and (2) N.E. Private Client, Ltd. stated that N.E. Private Client, Ltd.met the identified exemption provisions throughout the most recent fiscal year without exception. N.E. Private Client, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, P.C.

Norwood, Massachusetts
February 24, 2025

N.E. PRIVATE CLIENT, LTD.
EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

N.E. Private Client, Ltd., ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)1.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Mark Hansen

By: Mark A. Hansen
President

State of Rhode Island, County of Providence
On this 5th day of March, 20 25 before me, the undersigned notary public, personally appeared Mark Hansen personally known to the notary through satisfactory evidence of identification which was MA DL. to be the person whose name is signed on the attached document in my presence.
Frank Mauran. My commission expires 07/27/2027

Frank Mauran
NOTARY PUBLIC
STATE OF RHODE ISLAND